

March 19, 2026

John-Paul Backwell
Chief Executive Officer
Fusion Fuel Green PLC
9 Pembroke Street Upper
Dublin D02 KR83
Ireland

> **Re: Fusion Fuel Green PLC**
> **Registration Statement on Form F-3**
> **Filed March 18, 2026**
> **File No. 333-294414**

Dear John-Paul Backwell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph J. Kaufman